UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1

                                  TENERA, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    88033K101
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:




          | | Rule 13d-1(b)

          |X| Rule 13d-1(c)

          | | Rule 13d-1(d)






--------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Peter S. Lynch

2    Check the Appropriate Box If a Member of a Group                    (a) |_|
     (See Instructions)                                                  (b) |_|


3    SEC Use Only


4    Citizenship or Place of Organization

     United States of America

                          5         Sole Voting Power
       Number of
         Shares                     15,000
      Beneficially
        Owned by          6         Shared Voting Power
          Each
       Reporting                    374,000
         Person
          With            7         Sole Dispositive Power

                                    15,000

                          8         Shared Dispositive Power

                                    374,000


9    Aggregate Amount Beneficially Owned by Each Reporting Person

     389,000

10   Check If the Aggregate Amount in Row (9) Excludes Certain Shares       |_|
     (See Instructions)


11   Percent of Class Represented by Amount in Row (9)

     3.9%

12   Type of Reporting Person (See Instructions)

     IN

Item 1(a).        Name of issuer:

              TENERA, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              1 Maritime Plaza, Suite 750, San Francisco, California 94111

Item 2(a).        Name of Person Filing:

              Peter S. Lynch

Item 2(b).        Address of Principal Offices or, if None, Residence:

              82 Devonshire Street, S4, Boston, Massachusetts 02109

Item 2(c).        Citizenship:

              United States of America

Item 2(d).        Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

              88033K101

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:



         (a) / /  Broker or dealer  registered  under Section 15 of the Exchange
                  Act;

         (b) / /  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) / /  Investment   company   registered   under  Section  8  of  the
                  Investment Company Act;

         (e) / /  An    investment    adviser    in    accordance    with   Rule
                  13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

    The holdings reported herein are stated as of February 5, 2004.

    (a) Amount beneficially owned:              389,000 shares

    (b) Percent of class:                           3.9%

    (c) Number of shares as to which such person has:

    (i)   Sole power to vote or direct the vote:                   15,000 shares

    (ii)  Shared power to vote or direct the vote:                374,000 shares

    (iii) Sole power to dispose or to direct the disposition of:   15,000 shares

    (iv) Shared power to dispose or to direct the disposition of: 374,000 shares

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares beneficially owned by Mr. Lynch's wife (Mrs. Lynch's powers to vote or dispose are treated as if they belonged to Mr. Lynch for purposes of this statement) and shares beneficially owned by a charitable foundation of which Mr. Lynch is a trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     Not applicable.

Item 9.      Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 16, 2004
                                -----------------------
                                         (Date)

                                /s/ Peter S. Lynch
                                -----------------------
                                         (Signature)


                                   Peter S. Lynch
                                   (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)